Filed by Wachovia Corporation pursuant to

Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange

Act of 1934, as amended

Subject Company:

Golden West Financial Corporation

Commission File No.: 1-4629

Date: June 14, 2006

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and Golden West Financial Corporation (“Golden West”) and the combined company following the proposed merger between Wachovia and Golden West (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Westcorp and Wachovia’s related acquisition of WFS Financial Inc (“WFS Financial”), a subsidiary of Westcorp, completed on March 1, 2006 (the “Westcorp Transaction”), including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Westcorp Transaction, (iii) statements regarding certain of Wachovia’s and/or Golden West’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and/or Golden West in connection with the Merger or the businesses of Wachovia, Westcorp and WFS Financial in connection with the Westcorp Transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger or the Westcorp Transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Merger or the Westcorp Transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Westcorp Transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of Wachovia’s and/or Golden West’s shareholders to approve the Merger, respectively; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or Golden West conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or Golden West’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and Golden West’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and Golden West’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or Golden West or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and Golden West do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a preliminary joint proxy statement/prospectus, and each of Wachovia and Golden West may file other relevant documents concerning the proposed Merger with the SEC. Shareholders are urged to read the registration statement and the definitive joint proxy statement/prospectus regarding the proposed Merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Wachovia and Golden West, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website (http://www.wachovia.com) under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports - SEC Filings”. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782; or to Golden West, Attn: Investor Relations Department, 1901 Harrison Street, Oakland, CA 94612, (510) 445-3420.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2006. Information about the directors and executive officers of Golden West is set forth in the proxy statement for Golden West’s 2006 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING IS A PORTION OF A NEWSLETTER DISTRIBUTED TO WACHOVIA SHAREHOLDERS

Wachovia In The News

Wachovia To Acquire Golden West Financial

Wachovia and Golden West Financial Corporation (NYSE:GDW), parent of World Savings Bank, announced on May 7 that they have signed a definitive agreement to merge, creating a leading retail banking and mortgage lending franchise in many of the nation’s most attractive growth markets. This combination strengthens Wachovia’s presence in California, Florida and Texas, and extends the banking franchise within reach of 55 percent of the U.S. population.

With the acquisition of Oakland, California-based Golden West, Wachovia will add 285 consumer banking offices with $62 billion in retail deposits in 10 states while entering new markets in California, Arizona, Colorado, Illinois, Kansas and Nevada. The combined company, which will have assets of $669 billion, will serve banking customers in 21 states and Washington, D.C. Wachovia will gain mortgage lending operations under the World Savings Bank name in 39 states.

“We believe this combination of our two companies, both known for exceptional customer service and pristine credit quality, will generate superior long-term growth in earnings per share,” said Ken Thompson, Wachovia chairman and chief executive officer, who noted that Golden West’s World Savings Bank is the nation’s only standalone savings and loan with a “AA” debt rating. “For four decades, Golden West has taken industry-wide challenges in stride and maintained a singular focus as a risk-averse residential mortgage portfolio lender. The result is an astonishing 25-year track record of 17 percent compound annual growth in earnings per share and virtually no credit losses realized even in the toughest year in its history.”

Terms of the agreement call for each Golden West shareholder to receive a package of 1.051 shares of Wachovia common stock and $18.65 in cash. Based on the closing price of Wachovia common stock on May 5, 2006, this represents total consideration of $25.5 billion, or a price of $81.07 per share of Golden West common stock, a 15 percent premium over Golden West’s share price on that date. The purchase accounting transaction, which is expected to close in the fourth quarter of 2006, is expected to add to Wachovia’s earnings per share excluding merger-related and restructuring expense and intangibles amortization in the second year after closing. It is expected to provide an internal rate of return of 17 percent for Wachovia shareholders.

When the merger is completed, two members of the current Golden West board of directors will join the Wachovia board. Completion of the transaction is subject to shareholder approvals by both companies and normal regulatory approvals.

Bob McGee, General Bank chief operating officer, will lead Wachovia’s integration effort for the Golden West merger. In his role as COO, Bob oversees a diverse and complex mix of businesses and processes, which makes him uniquely qualified to lead Wachovia’s largest purchase ever.

Jim Judd, senior executive vice president of Golden West and president and chief operating officer of World Savings, will join Bob in leading merger integration.

The proposed merger between Wachovia and Golden West will be submitted to Wachovia’s and Golden West’s shareholders for their consideration. Wachovia has filed a registration statement, which includes a preliminary joint proxy statement/prospectus, and Wachovia and Golden West may file other relevant documents concerning the proposed merger with the SEC. Shareholders are urged to read these documents when they become available because they will contain important information. You will be able to obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Wachovia’s website: http://www.wachovia.com and at Golden West’s website: http://www.gdw.com.

Wachovia and Golden West and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and/or Golden West in connection with the proposed merger. Information about Wachovia’s directors and executive officers is contained in Wachovia’s proxy materials filed with the SEC by Wachovia on March 13, 2006. Information about Golden West’s directors and executive officers is contained in Golden West’s proxy statement filed with the SEC by Golden West on March 10, 2006. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

In other merger news, Wachovia completed the acquisition of Westcorp and WFS Financial Inc. on March 1. The combined auto finance business will serve approximately 1.3 million retail auto loan customers and 11,000 dealer clients across the United States. This acquisition also gave Wachovia its first toehold into California, with the addition of Western Financial Bank’s 19 branches in Southern California. The integration of these bank branches is scheduled for completion in the first quarter of 2007.